Exhibit 99

February 08, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

We are pleased to inform you that HDFC Bank Limited acting through GIFT City IFSC Banking Unit has completed the issue of 750 Million US$ Senior Unsecured Bonds under dual tranche.

The details in relation to above mentioned issuance are as follows:

Particulars	Details
Type of Instrument	USD denominated senior unsecured
Rating	Notes are expected to be rated Baa3 by Moody’s Rating Services and BBB- by S&P
Use of proceeds	For banking activities
Whether proposed to be listed? If yes, name of the stock exchange(s)	The Notes will be listed on the India International Exchange (IFSC) Limited
Size of the Issue	USD 450,000,000
Tenure of the instrument – date of allotment and date of maturity	5 year, settlement on February 15, 2024, maturity on February 15, 2029
Coupon/interest offered, schedule of payment of coupon and principal	5.18%
Charge or security, if any, created over the assets	Unsecured
Ranking	Senior unsecured
Special right/interest/privileges attached to the instrument and changes thereof	N/A
Delay in payment of interest or principal amount from the due date or default in payment of interest or principal	As per the Clauses in the Terms and Conditions of Notes.
Details of any letter or comments regarding payment/non-payment of interest, principal on due dates, or any other matter concerning the security and /or the assets along with its comments thereon, if any	N/A
Details of redemption	Redemption at the maturity
Type of Instrument	USD denominated senior unsecured sustainability bond
Rating	Notes are expected to be rated Baa3 by Moody’s Rating Services and BBB- by S&P
Use of proceeds	For banking activities. The net proceeds from the issue of the Notes will be allocated towards Green and Social projects that are consistent with the eligibility criteria set out in the HDFC Bank Sustainable Finance Framework (the “Eligible Projects”).
Whether proposed to be listed? If yes, name of the stock exchange(s)	The Notes will be listed on the India International Exchange (IFSC) Limited
Size of the Issue	USD 300,000,000
Tenure of the instrument – date of allotment and date of maturity	3-year, settlement on February 15, 2024, maturity on February 15, 2027

Particulars	Details
Coupon/interest offered, schedule of payment of coupon and principal	5.196%
Charge or security, if any, created over the assets	Unsecured
Ranking	Senior unsecured
Special right/interest/privileges attached to the instrument and changes thereof	N/A
Delay in payment of interest or principal amount from the due date or default in payment of interest or principal	As per the Clauses in the Terms and Conditions of Notes.
Details of any letter or comments regarding payment/non-payment of interest, principal on due dates, or any other matter concerning the security and /or the assets along with its comments thereon, if any	N/A
Details of redemption	Redemption at the maturity

Further, we would also like to inform you that the Issuer and the Lead Managers have also executed, inter alia, the [Subscription] Agreement with Lead Managers appointed for the Issue.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Disclaimer

The Offering Memorandum has not been and will not be registered or published as a prospectus or a statement in lieu of a prospectus with the Registrar of Companies, the Securities and Exchange Board of India or any other statutory or regulatory body of like nature in India in respect of a public offer or information memorandum or other offering material in respect of any private placement of securities under the Companies Act, 2013, as amended, and the rules framed thereunder or any other applicable Indian laws. The Offering Memorandum has not been and will not be reviewed or approved by any regulatory authority in India, including, but not limited to, the Securities and Exchange Board of India, any Registrar of Companies, the Reserve Bank of India, or any stock exchange in India. This Offering Memorandum and the Notes are not and should not be construed as an advertisement, invitation, offer or sale of any securities to the public or any person resident in India.

The Notes have not been and will not be, offered or sold to any person resident in India.